April 1, 2014

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	John Ganley

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment Nos. 18 and 39
(File Nos. 333-129342, 811-21829)
S000034202

Dear Mr. Ganley:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment Nos. 18 and 39 to the Trust’s Registration Statements on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Trust on July 28, 2011 and March 26, 2014, respectively, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

  Comment: Page 3, Fund Fees and Expenses

Please change the description under Annual Fund Operating Expenses from “Investment Advisory and Administrative Services Fee” to “Management Fees.”

Response: The description has been changed.

  Comment: Page 3, Fees and Expenses of the Fund

Please confirm that the Expense Limitation Agreement will be filed as an exhibit to the Trust’s Registration Statement.

Response: Confirmed.

  Comment: Page 3, Fund Fees and Expenses

Please consider deleting references to sales charges and fees that are not applicable to the Fund. If references are not removed, please consider deleting the parenthetical following the line item Maximum Sales Charge (Load) Imposed on Purchases.

Response: All references remain but the parenthetical has been removed.

  Comment: Page 4, Principal Investment Strategies

Please make clear/confirm if the Fund’s policy to invest 80% of its net assets in municipal bonds that pay interest that is generally excludable from gross income for federal income tax purposes (except that the interest paid by certain municipal securities may be includable in taxable income for purposes of the federal alternative minimum tax) is a fundamental or non-fundamental policy.

Response: This policy is a fundamental policy of the Fund.

    Comment: Page 4, Principal Investment Strategies

  Please ensure the definition of assets is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”). Clarify whether the Fund intends net assets, as indicated in the below principal investment strategy, to mean net assets, plus the amount of any borrowings for investment purposes.

  …the Fund will invest 80% of its net assets in municipal bonds that . . .

  Response: The Registrant has revised the Fund’s principal investment strategy as follows:

  …the Fund will invest 80% of its net assets, plus any borrowings for investment purposes, in municipal bonds that . . .

    Comment: Page 4, Principal Investment Strategies

  Please review the following language regarding the disclosure of weighted average credit quality and make sure it is consistent with FINRA guidelines:

  Under normal market conditions, the Fund expects the weighted average rating of the portfolio’s fixed income holdings will be investment grade (AAA to BBB, or equivalent)…

  Response: The Registrant has removed this language from the Fund’s prospectus.

    Comment: Page 4, Principal Investment Strategies

  Please include the word “dollar” when describing the weighted average maturity of the Fund.

  Response: The Registrant has revised the Fund’s principal investment strategy as follows:

  Under normal circumstances, the Fund expects the portfolio’s dollar weighted average maturity to be between 3 and 10 years.

    Comment: Page 4, Principal Investment Strategies

  Please review the Fund’s investment strategies and risk disclosure in light of the Staff’s letter (July 30, 2010) to the Investment Company Institute relating to “Derivatives-related disclosures by investment companies.” Please ensure that the investment strategies and risk disclosure accurately represent the intended derivative investments of the Fund.

  Response: The Registrant has reviewed the Fund’s disclosure related to the Fund’s use of derivatives and believes that the disclosure is accurate and appropriate based on how the Investment Adviser intends to manage the Fund’s portfolio.

    Comment: Page 4, Principal Investment Strategies

  Please confirm that the Fund’s strategy to make some investments in securities denominated in currencies other than U.S. dollars is a principal investment strategy of the Fund. Below is the language from the Prospectus:

  While the assets of the Fund will be primarily invested in securities denominated in U.S. dollars, some investments may be denominated in other currencies.

  Response: The Registrant has reviewed the Fund’s principal investment strategies and confirms that the Fund’s strategy to make some investments in securities denominated in currencies other than U.S. dollars is not a principal investment strategy of the Fund and this disclosure will be removed from the principal investment strategies of the Fund.

  10.      Comment: Page 4, Principal Investment Strategies

  Please confirm that the Fund is in compliance with Rule 35d-1 under the 1940 Act. Specifically, the Staff published Frequently Asked Questions about Rule 35d-1 (Investment Company Names) which contained guidance that bond funds containing the term “intermediate” in its name must have a dollar-weighted average maturity of more than 3 years but less than 10 years.

  Response: The Fund will comply with Rule 35d-1 and will maintain a dollar-weighted average maturity of more than 3 years and less than 10 years.

  11.      Comment: Page 5, Principal Investment Strategies

  Consider moving the following language from the summary section of the Prospectus (Item 4 disclosure) to the section of the Prospectus that contains Item 9 disclosure, as it is not a principal investment strategy:

  For temporary defensive purposes in times of adverse or unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with the Fund's principal investment strategies. Generally, the Fund would invest in short-term municipal securities, but could also invest in U.S. Government securities or highly-rated corporate debt securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of Fund shares or the sale of Fund portfolio securities or to meet anticipated redemptions of Fund shares. The income from some temporary defensive investments may not be tax-exempt, and therefore to the extent the Fund invests in these securities, it might not achieve its investment objective.

  Response: The disclosure has been relocated to the section of the Prospectus that contains the Item 9 disclosure.

  12.      Comment: Page 5, Principal Risks of the Fund

  Please consider adding to the Interest Rate Risk disclosure regarding the impact of rising interest rates on bond prices.

  Response: The Interest Rate Risk disclosure has been amended to include information regarding the impact of rising interest rates on bond prices.

  13.  Comment: Page 5, Principal Risks of the Fund

  Please confirm that Leveraging Risk is a principal risk of the Fund. There is no corresponding disclosure regarding the use of leverage as a principal strategy of the Fund other than regarding the use of derivatives.

  Response: The Registrant has reviewed the Fund’s principal investment strategies and confirms that the Fund will not utilize leverage as a principal investment strategy of the Fund. The Leveraging Risk disclosure has been removed as a principal risk of the Fund.

  14.  Comment: Page 5, Principal Risks of the Fund

  Please confirm if Liquidity Risk is a principal risk of the Fund. If it is not, please remove the disclosure.

  Response: The Registrant confirms that Liquidity Risk is a principal risk of the Fund.

  15.  Comment: Page 5, Principal Risks of the Fund

  Please confirm if Pre-Payment and Extension Risk is a principal risk of the Fund. If it is not, please remove the disclosure.

  Response: The Registrant has reviewed the Fund’s principal investment strategies and confirms that Pre-Payment and Extension Risk is not a principal risk of the Fund. This disclosure has been removed from the principal risks of the Fund.

  16. Comment: Page 5, Principal Risks of the Fund

  If the Fund initially intends to concentrate more than 25% of total assets in municipal obligations relating to similar types of projects, please provide additional risk disclosure related to such projects. If the Fund does not initially intend to concentrate more than 25% of total assets in municipal obligations relating to similar types of projects but determines in the future to do so, please update the disclosure to include the risks associated with such projects.

  Response: The Fund does not initially intend to concentrate more than 25% of total assets in municipal obligations relating to similar types of projects. In the future, if the Fund does intend to concentrate more than 25% of total assets in municipal obligations relating to similar types of projects the disclosure will be updated to include the risks associated with such projects.

  17.  Comment: Page 8, Additional Information About the Fund’s Investment Objective and Principal Risks

  The Staff expressed concern that investors could potentially think that the risks disclosed in this section are the only principal risks of the Fund and not additional information about some of the principal risks of the Fund. The Staff asked that this section be reviewed to ensure that an investor would not misinterpret this section as disclosing the only risks of the Fund. The Staff specifically cited the below language as requiring clarification regarding the nature of the risks:

  The following section provides additional information regarding certain of the principal risk identified under “Principal Risks of the Fund” in the Fund’s Summary.

  Response: This section has been amended to include all principal risks of the Fund.

  18.  Comment: Page 9, Additional Information About the Fund’s Investment Objective and Principal Risks

  The Staff suggested restating the Fund’s duration strategy in the Interest Rate Risk disclosure.

  Response: The duration strategy has been included in the Interest Rate Risk disclosure.

  19.  Comment: Page 10, Management of the Fund

  The Staff suggested that the Fund define the term “SID” in this section for ease of reading by investors.

  Response: The term “SID” has been defined in this section.

  Statement of Additional Information

    Comment: Page 17, Mortgage-Related Other Asset-Backed Securities

  The Staff expressed concern regarding the following sentence contained in the 2nd paragraph on page 17 and asked that the sentence be deleted:

  In the case of privately issued mortgage-related securities, the Fund takes the position that mortgage-related securities do not represent interests in any particular "industry" or group of industries.

  The Staff cited SEC v. CHARLES SCHWAB INVESTMENT MANAGEMENT, CHARLES SCHWAB & CO., INC., and SCHWAB INVESTMENTS, Civil Action No. CV-11-0136 EMC (N.D. Cal. Jan. 11, 2011), and expressed concern regarding this disclosure and the Fund potentially violating its concentration policy. The Staff asked that if the sentence was retained, Fund management call Mr. Ganley to discuss the rationale for the continued inclusion.

  Response: The Registrant has removed the above sentence from the Fund’s Statement of Additional Information.

    Comment: Page 22, Investment Policies

  Please make clear/confirm if the Fund’s 80% investment policy is a fundamental or non-fundamental policy.

  Response: The 80% investment policy is a fundamental policy of the Fund.

      Comment: Page 22, Investment Policies

    Please confirm that the Fund’s concentration policy is consistent with Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Release No. 9785 (May 31, 1977).

    Response: It is confirmed that the Fund’s concentration policy is consistent with Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Release No. 9785 (May 31, 1977).

      Comment: Page 24, Management

    Please update the header in the Trustee table for the column “Other Directorships held by the Trustees” to include “During the Past 5 Years” and confirm that the information for the Trustees is for the past 5 years.

    Response: The Trustee table has been amended.

      Comment: Page 29, Investment Policies

    Please update the third sentence under the header “Concentration” to include the term “Tax exempt”.

    Response: The Registrant has revised the language as follows:

    Tax exempt municipal obligations backed by the credit of the…

      Comment: Exhibits to the Registration Statement

    Please confirm that the Opinion of Counsel relating to the shares of the Fund will be filed as an exhibit to the filing.

    Response: Confirmed.

    Please contact the undersigned at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Suzan Barron
Suzan Barron Secretary, BBH Trust

    Annex A

    “TANDY” LETTER

    April 1, 2014

    Division of Investment Management

    U.S. Securities and Exchange Commission

    100 F Street, NE

    Washington, D.C. 20549

Attn.:	John Ganley

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment Nos. 18 and 39
(File Nos. 333-129342, 811-21829)
S000034202

    Dear Mr. Ganley:

    As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 18 and 39 to the Trust’s Registration Statements on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the Trust on July 28, 2011 and March 26, 2014, respectively, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

    (a)                the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

    (b)               Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

    (c)                the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Suzan Barron
Suzan Barron
Secretary, BBH Trust